March 26, 2026

Aamira Chaudhry
Theresa Brillant
Division of Corporation Finance – Office of Trade & Services
U.S. Securities and Exchange Commission
Washington DC 20549

Maximus, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2025
Filed November 20, 2025
File No. 001-12997

Dear Ms. Chaudhry and Ms. Brillant:

On behalf of Maximus, Inc. (the “Company,” “we,” “us,” or “our”), we hereby submit the following responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated March 13, 2026, regarding the Company’s Form 10‑K for the year ended September 30, 2025. For ease of reference, each Staff comment is reproduced below in bold, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended September 30, 2025
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP and Other Measures, page 45

1.Please begin the reconciliation of Adjusted EBITDA presented on page 46 with net income, the most directly comparable GAAP measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.10(b) and 103.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (C&DI's). Additionally, we note the presentation of Adjusted EBITDA margin. Please present the comparable measure computed on a GAAP basis pursuant to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the C&DI's.

1600 Tysons Boulevard, Suite 1400, McLean VA 22102 | (703) 251-8500

The Company acknowledges the Staff’s comment. In future filings, beginning with our Form 10-Q for the quarter ended March 31, 2026, we will update our reconciliation of Adjusted EBITDA consistent with the table below, which also includes net income margin, the comparable U.S. GAAP measure for Adjusted EBITDA margin, using year ended September 30, 2025 results for illustrative purposes.

Table MD&A: Non-GAAP Adjusted Results - Adjusted EBITDA
For the Year Ended September 30, 2025
dollars in thousands
Net income	$319,034
Provision for income taxes	125,815
Interest expense	84,080
Other (income)/expense, net	(640)
Amortization of intangible assets	92,047
Divestiture-related charges	39,549
Depreciation and amortization of property, equipment, and capitalized software	41,669
Adjusted EBITDA (Non-GAAP)	$701,554

Net income margin (GAAP)*	5.9%
Adjusted EBITDA margin (Non-GAAP)*	12.9%

* Margins are calculated as a percentage of revenue

2.We note that you believe providing measures that exclude the impact of amortization is useful to investors in evaluating your core operations and results; however, these measures include revenue from core operations generated in part by acquired assets. Please revise to clarify that although amortization of intangible assets acquired through acquisitions is being excluded from the non-GAAP measures, the revenue generated from these assets is still included in the measure.

The Company acknowledges the Staff’s comment. In future filings, beginning with our Form 10-Q for the quarter ended March 31, 2026, we will update our disclosures to emphasize that although amortization of intangible assets acquired through acquisitions is being excluded from the non-GAAP measures, the revenue generated from these assets is being included in the applicable non-GAAP measures. This disclosure would be similar to the following (proposed new language is underlined):

Our previous acquisitions have resulted in significant intangible assets, which are amortized over their estimated useful lives. We believe users of our financial statements wish to understand the performance of the business by using a methodology that excludes the amortization of our intangible assets. During fiscal years 2025 and 2024, we also incurred losses on sales of businesses. We believe that providing supplemental measures that exclude the impact of the items detailed below is useful to investors in evaluating our core operations and results in relation to past periods. Accordingly, we have calculated our net income and diluted earnings per share, excluding the effect of the amortization of intangible assets and divestiture-related charges. Although these measures exclude the amortization of intangible assets acquired as part of our acquisitions, they do include the post-acquisition revenue from the acquired businesses. In addition, Adjusted EBITDA, as calculated by us, is also a useful measure of performance that focuses on the cash generating capacity of the business as it excludes the non-cash expenses of depreciation and amortization of property, equipment, and capitalized software, amortization of intangible assets, and divestiture-related charges. We believe that these non-GAAP measures assist investors in making comparisons between the operating performance of companies with different capital structures by excluding interest expense and therefore, the impacts of financing costs. Although Adjusted EBITDA excludes the amortization of intangible assets acquired as part of our acquisitions, it does include the post-acquisition revenue from the acquired businesses. As disclosed above, Adjusted EBITDA is calculated in a different manner from Consolidated EBITDA, as defined by our Credit Agreement.
1600 Tysons Boulevard, Suite 1400, McLean VA 22102 | (703) 251-8500

Notes to the Consolidated Financial Statements
Note 3: Business Segments, page 62

3.Please tell us how your disclosure complies with the requirement to disclose how the chief operating decision maker uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources pursuant to ASC280-10-50-30(f).

The Company acknowledges the Staff’s comment. In future filings, beginning with our Form 10-Q for the quarter ended March 31, 2026, we will update our disclosure to further expand upon how our Chief Operating Decision Maker (CODM) uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. This disclosure would be similar to the following:

The CODM reviews segment‑level revenue, gross profit, and segment operating income/(loss) on a regular basis to assess performance and manage the business. Revenue is used to evaluate growth trends and performance relative to budget, while gross profit and segment operating income/(loss) are used to assess overall profitability, business efficiency, and the effectiveness of cost‑reduction initiatives. These measures also inform the CODM’s decisions regarding the allocation of resources across segments, including allocations of management bonus as well as investments in technology, personnel, and strategic transactions, such as mergers and acquisitions.

If you have any additional questions or require more information, please contact me at 703-251-8500.

/s/ David W. Mutryn
David W. Mutryn
Chief Financial Officer
1600 Tysons Boulevard, Suite 1400, McLean VA 22102 | (703) 251-8500